SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Jaclyn Liu, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Hewlett-Packard Company (“HP”) and Mercury Interactive Corporation (“Mercury”) are working diligently to commence the tender offer contemplated by the previously announced Agreement and Plan of Merger, dated as of July 25, 2006, by and among HP, Mars Landing Corporation and Mercury (the “Merger Agreement”) and to file and mail the tender offer documents and Schedule 14D-9 contemplated thereby as soon as practicable. The parties, however, will not be able to commence the tender offer within the 10-day period contemplated by Section 2.1(a) of the Merger Agreement. The foregoing 10-day period is not a requirement of the Securities and Exchange Commission. HP and Mercury do not anticipate that the filing delay will impact the closing of the tender offer and still expect to close in the fourth calendar quarter of 2006.

Safe Harbor

The above announcement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the statement about the timing for completion of the transaction. Forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to how many Mercury stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, or that Mercury’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business. Mercury’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control, as well as risks and uncertainties associated with the ongoing investigation by the Securities and Exchange Commission, ongoing litigation matters arising out of Mercury’s historical practice relating to stock-based compensation, and the effect of the Wells notices received by certain of the Company’s directors. If the transaction does not close, Mercury’s stock price may significantly decrease, and it may materially impact Mercury’s business. Among other things, Mercury could lose customers, its management could be distracted, Mercury could suffer increased employee attrition, and it could suffer further delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see Mercury’s SEC reports, including the Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. Mercury disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. The above announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, a wholly-owned subsidiary of Hewlett-Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.